UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 8, 2010

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    )

press release Paris, 8 September 2010

France Telecom offers a EUR 500 million bond

France Telecom has closed a EUR 500 million bond offering:

Currency	Format	Term	Notional	Coupon	Re-offer spread (vs midswap)
EUR	Fixed rate	12 years	500 million	3.375%	75 bp

The Group has seized an excellent market window to issue a EUR denominated bond at historically low coupon levels for corporate bonds.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile):

www.orange.com, www.orange-business.com, www.orange-innovation.tv

Press contacts: +33 1 44 44 93 93

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

Tom Wright, tom.wright@orange-ftgroup.com

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction, including the United States, Japan, Australia, Canada, Spain, United Kingdom, Germany or Italy. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of the securities has been or will be made in the United States or elsewhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 8, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer